錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

07022185

Date: 14 March 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 3 2007
WASH. D.C.
185

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BEST AVAILABLE COPY

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement dated 13 March 2007 issued by See Corporation Limited, ITC Corporation Limited and the Company for filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

pp Florence Kam
Company Secretary
/vw
Encl.

SUPPL

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

dw 4/5

O:\Hanny 2007\Correspondence\Letter\034-US Sec-ann dd 13 Mar 07.doc

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

漢傳媒集團有限公司*
SEE CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 491)

PROPOSED RIGHTS ISSUE ON THE BASIS OF FOUR RIGHTS SHARES FOR EVERY SHARE HELD

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

DISCLOSEABLE TRANSACTION IN RELATION TO HANNY'S UNDERTAKING AND THE UNDERWRITING AGREEMENT AND

ITC

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

DISCLOSEABLE TRANSACTION

APPLICATION FOR WHITEWASH WAIVER

PROPOSED RIGHTS ISSUE

The Company proposes to raise approximately HK$103.4 million before expenses by way of the Rights Issue of 517,013,864 Rights Shares at a price of HK$0.2 per Rights Share.

The Company will provisionally allot four (4) Rights Shares in nil-paid form for every Share held by the Qualifying Shareholders on the Record Date. The Rights Issue is not available to the Non-Qualifying Shareholders.

The Company has, as at the date of this announcement, outstanding Hanny Convertible Notes in the principal amount of HK$170 million which are convertible into 41,871,921 Shares (subject to adjustments). Hanny, the holder of the Hanny Convertible Notes, has irrevocably undertaken to the Company that it will not convert any of the outstanding Hanny Convertible Notes from the date of such undertaking to the close of business on the Record Date.

The estimated net proceeds of the Rights Issue will be approximately HK$100 million. The Company plans to use the net proceeds as general working capital of the Company principally for its existing business.

Pursuant to the Underwriting Agreement, the Rights Shares (other than the Rights Shares to be issued to and accepted by Mr. Yu, Hanny and Dr. Chan) have been fully underwritten by Hanny.

The expected timetable for the implementation of the Rights Issue and the associated trading arrangements will be announced by the Company in due course.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND RIGHTS SHARES IN THEIR NIL-PAID FORM

The Rights Issue is conditional, inter alia, upon the fulfillment of the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon the approval of the Independent Shareholders at the SGM by way of poll. The Rights Issue is conditional on the Whitewash Waiver having been granted by the Executive. The Rights Issue is also subject to the Underwriter not terminating the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Any dealing in the Shares from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled, and any dealing in the Rights Shares in their nil-paid form will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares or the Rights Shares in their nil-paid form are recommended to consult with their own professional advisers.

WHITEWASH WAIVER

The Underwriting Agreement is conditional upon, among other things, the granting of the Whitewash Waiver by the Executive and the approval of the Whitewash Waiver by the Independent Shareholders. Hanny has no intention to incur an obligation to make a general offer for all the issued Shares as a result of subscription of the Rights Shares pursuant to the Underwriting Agreement. Accordingly, Hanny will make an application to the Executive for the Whitewash Waiver for the purpose of fulfillment of the conditions precedent to the Underwriting Agreement.

As at the date of the Underwriting Agreement, Hanny and its concert parties were interested in 35,239,773 Shares, representing approximately 27.26% of the existing issued share capital of the Company. Pursuant to Hanny's Undertaking, Hanny will take up its entitlement of 92,959,092 Rights Shares. Pursuant to Dr. Chan's undertaking, he will take up his entitlement of 24,000,000 Rights Shares. In the event that Hanny is required to subscribe for 41,681,334 or more Underwritten Shares under the obligations of the Underwriting Agreement, Hanny and its concert parties will in aggregate become interested in 193,880,199 or more Shares, representing 30% or more of the enlarged issued share capital of the Company. If this happens and in the absence of the Whitewash Waiver, Hanny will incur an obligation to make a mandatory offer to the Shareholders to acquire all the issued Shares, other than those already owned or agreed to be acquired by Hanny and its concert parties, pursuant to Rule 26 of the Takeovers Code.

DISCLOSEABLE TRANSACTIONS FOR HANNY AND ITC

The Hanny's Undertaking and the transaction contemplated under the Underwriting Agreement constitute a discloseable transaction for Hanny under the Listing Rules. A circular of Hanny containing details of, among other things, the Underwriting Agreement will be dispatched to its shareholders in accordance with the requirements of the Listing Rules.

As Hanny is an indirect non-wholly owned subsidiary of ITC, the Hanny's Undertaking and the transaction contemplated under the Underwriting Agreement also constitute a discloseable transaction for ITC under the Listing Rules. A circular of ITC containing details of, among other things, the Underwriting Agreement will be dispatched to its shareholders in accordance with the requirements of the Listing Rules.

GENERAL

Hanny, Dr. Chan, Mr. Yu, Wing On and Mr. Ma and their respective associates and those Shareholders who are involved in or interested in the Underwriting Agreement, the Rights Issue and the Whitewash Waiver will abstain from voting in respect of the resolution(s) to approve the Rights Issue and the Whitewash Waiver at the SGM by way of poll. An independent board committee of the Company comprising the independent non-executive Directors has been appointed to make recommendations to the Independent Shareholders in respect of voting on the resolution(s) to approve the Rights Issue and the Whitewash Waiver at the SGM. Hercules Capital Limited has been approved by the independent board committee of the Company to be the independent financial adviser to advise itself and the Independent Shareholders in this regard.

RESUMPTION IN TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 14 March 2007.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue	:	Four (4) Rights Shares for every Share held on the Record Date
Number of Shares in issue	:	129,253,466 Shares as at the date of this announcement
Number of Rights Shares	:	517,013,864 Rights Shares
		Save for the outstanding Hanny Convertible Notes which will be convertible into 41,871,921 Shares (subject to adjustments) upon full conversion, the Company has no outstanding options, warrants or other securities convertible into or giving rights to subscribe for the Shares as at the date hereof. Hanny, the holder of the Hanny Convertible Notes, has irrevocably undertaken to the Company that it will not convert any of the outstanding Hanny Convertible Notes from the date of such undertaking to the close of business on the Record Date.
Subscription price	:	HK$0.2 per Rights Share with nominal value of HK$0.01

The 517,013,864 nil-paid Rights Shares proposed to be provisionally allotted represent:

(a) 400% of the Company's existing issued share capital; and

(b) approximately 80% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders. For the Non-Qualifying Shareholders, the Company will send copies of the Prospectus to them for their information only, but the Company will not send any PAL and EAF to the Non-Qualifying Shareholders.

To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company at the close of business on the Record Date and must be a Qualifying Shareholder.

In order to be registered as members of the Company at the close of business on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificates) with the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on the date to be announced by the Company in due course.

The Record Date and the dates for the closure of the register of members of the Company will be announced by the Company in due course. No transfers of Shares will be registered during this period.

Subscription price

The subscription price for the Rights Shares is HK$0.2 per Rights Share, payable in full upon acceptance of the relevant provisional allotment of Rights Shares and, where applicable, application for excess Rights Shares under the Rights Issue or when a transferee of nil-paid Rights Shares applies for Rights Shares. The subscription price represents:

Subscription price per Rights Share		HK$0.2
(a)	Closing price per Share quoted on the Stock Exchange on the Last Trading Day	HK$0.74
	Discount (%)	73.0%
(b)	Theoretical ex-rights price calculated based on the closing price per Share quoted on the Stock Exchange on the Last Trading Day	HK$0.308
	Discount (%)	35.1%
(c)	Average closing price per Share for the last 10 full trading days quoted on the Stock Exchange up to and including the Last Trading Day	HK$0.813
	Discount (%)	75.4%

The subscription price for the Rights Shares was determined after arm's length negotiations between the Company and the Underwriter with reference to the current market price of the Shares. As the Rights Shares are offered to all Qualifying Shareholders, the Directors would like to set the subscription price at a level that could attract the Qualifying Shareholders to participate in the Rights Issue. Accordingly, the Directors (including independent non-executive Directors) consider the terms of the Rights Issue, including the subscription price, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Basis of provisional allotment

The basis of the provisional allotment shall be four (4) Rights Shares for every Share, being 517,013,864 Rights Shares at a price of HK$0.2 per Rights Share. Application for all or any part of a Qualifying Shareholder's provisional allotment should be made by completing the PAL and lodging the same with a remittance for the Rights Shares being applied for.

Status of the Rights Shares

The Rights Shares, when allotted and fully paid, will rank pari passu in all respects with the Shares then in issue. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares.

Rights of Non-Qualifying Shareholders

The Company is currently making enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders. If based on legal opinions provided by the legal advisers, the Directors consider that it is necessary or expedient not to offer the Rights Shares to the Overseas Shareholders on account either of the legal restrictions under the laws of the place of his registered address or the requirements of the relevant regulatory body or stock exchange in that place, the Rights Issue will not be available to such Overseas Shareholders. The basis for excluding the Non-Qualifying Shareholders, if any, from the Rights Issue will be set out in the Prospectus to be issued. The Company will send copies of the Prospectus to the Non-Qualifying Shareholders for their information only, but the Company will not send any PAL and EAF to the Non-Qualifying Shareholders.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence and before dealings in nil-paid Rights Shares end, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of more than HK$100 will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of HK$100 or less for its own benefit. Any unsold entitlement of the Non-Qualifying Shareholders, together with any Rights Shares provisionally allotted but not accepted, will be made available for excess application on EAFs by Qualifying Shareholders.

Application for excess Rights Shares

Qualifying Shareholders may apply, by way of excess application, for any unsold entitlements of the Non-Qualifying Shareholders and for any Rights Shares provisionally allotted but not accepted.

Applications for excess Rights Shares may be made by completing the EAF and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis but will give preference to the topping-up of odd lots to whole board lots.

Shareholders with their Shares held by a nominee company should note that the Board will regard the nominee company as a single Shareholder according to the register of members of the Company. Accordingly, Shareholders should note that the aforesaid arrangement in relation to the application for excess Rights Shares will not be extended to beneficial owners individually. Shareholders with their Shares held by a nominee company are advised to consider whether they would like to arrange for registration of the relevant Shares in the name of the beneficial owner(s) prior to the Record Date.

For Shareholders whose Shares are held by their nominee(s) and would like to have their names registered on the register of members of the Company, they must complete the relevant registration with Tengis Limited, the Company's branch share registrars in Hong Kong by 4:00 p.m. on the Business Day immediately prior to the closure of register of members of the Company. The timing for the closure of register of members of the Company will be announced by the Company in due course.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares, in both their nil-paid and fully-paid forms, to be allotted and issued pursuant to the Rights Issue.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, both in board lots of 2,000, which are registered in the branch register of members of the Company in Hong Kong will be subject to the payment of stamp duty in Hong Kong.

Underwriting arrangements

Underwriting Agreement dated 6 March 2007

The Underwriter has agreed to fully underwrite up to 367,047,620 Rights Shares at a price of HK$0.2 per Rights Share, which represents approximately 56.80% of the issued share capital of the Company as enlarged by the issue of the Rights Shares, other than Rights Shares which Mr. Yu, Hanny and Dr. Chan have undertaken to subscribe (being 517,013,864 Rights Shares less 149,966,244 Rights Shares to be issued to and accepted by Mr. Yu, Hanny and Dr. Chan). The Underwriting Agreement provides that Hanny will be obliged to subscribe or procure subscribers for any untaken Rights Shares.

The principal activities of the Underwriter do not include underwriting of securities.

Conditions of the Rights Issue

The Rights Issue is conditional, among other things, on each of the following conditions being fulfilled:

(i) the passing of the relevant resolution(s) by the Independent Shareholders approving the Rights Issue and the Whitewash Waiver at the SGM by way of poll;

(ii) the posting of the Prospectus Documents to the Qualifying Shareholders;

(iii) the Whitewash Waiver having been granted by the Executive; and

(iv) the Listing Committee of the Stock Exchange agreeing to grant the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms either unconditionally or subject to such conditions which the Company accepts and the satisfaction of such conditions (if any) by no later than the dates specified in such approval and not having withdrawn or revoked such listing and permission on or before 4:00 p.m. on the Settlement Date.

Conditions (i), (iii) and (iv) set out above are not capable of being waived. If the conditions of the Rights Issue under the Underwriting Agreement are not fulfilled (or waived in whole or in part by the Underwriter) by the relevant dates and times specified in the Underwriting Agreement (or, in each case, such later date or time as the Underwriter may agree in writing with the Company pursuant to the Underwriting Agreement), then all liabilities of the parties thereto shall cease and terminate and neither party shall have any claim against the other (except in respect of any antecedent breaches and any matters or things arising out of or in connection with the Underwriting Agreement) and the irrevocable undertaking by Mr. Yu, Hanny and Dr. Chan to accept their entitlements under the Rights Issue will lapse. The Rights Issue will not proceed accordingly.

Commission

The Company will pay the Underwriter an underwriting commission of 2.5% of the aggregate subscription price of the Rights Shares underwritten by it, out of which the Underwriter may pay sub-underwriting fees. Both the Company and the Underwriter consider the underwriting commission is in line with the market rate.

Undertakings from Mr. Yu, Hanny and Dr. Chan

As at the date of this announcement, (i) Mr. Yu is interested in 8,251,788 Shares, representing approximately 6.38% of the existing issued share capital of the Company; (ii) Hanny is interested in 23,239,773 Shares, representing approximately 17.98% of the existing issued share capital of the Company; and (iii) Dr. Chan is interested in 6,000,000 Shares, representing approximately 4.64% of the existing issued share capital of the Company. Each of Mr. Yu, Hanny and Dr. Chan has irrevocably undertaken to the Company that the Shares beneficially owned by them will not be disposed of from the date of the undertaking, being 6 March 2007, to the close of business on the Record Date and that they will take up their entitlements under the Rights Issue in full, representing (i) in the case of Mr. Yu, 33,007,152 Rights Shares; (ii) in the case of Hanny, 92,959,092 Rights Shares; and (iii) in the case of Dr. Chan, 24,000,000 Rights Shares.

Termination of the Underwriting Agreement

The Underwriter may terminate the arrangements set out in the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time prior to 4:00 p.m. on the Settlement Date if there occurs:

1. (a) an introduction of any new law or regulation or any change in the existing law or regulation (or the judicial interpretation thereof); or

   (b) any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or

   (c) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out;

   and in the reasonable opinion of the Underwriter, such change would have a material and adverse effect on the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or make it inadvisable or inexpedient to proceed with the Rights Issue; or

2. if, at or prior to 4:00 p.m. on the Settlement Date:

   (a) the Company commits any material breach of or omits to observe any of the obligations, undertakings, representations or warranties expressed to be assumed by it under the Underwriting Agreement which such breach or omission will have a material and adverse effect on its business, financial or trading position; or

   (b) the Underwriter receives the relevant notification pursuant to the Underwriting Agreement upon the Company becoming aware of any untrue or inaccurate representations or warranties contained in the Underwriting Agreement, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated as provided in the Underwriting Agreement, and the Underwriter, shall, in its reasonable opinion, determine that any such untrue representation or warranty represents or is likely to represent a material adverse change in the business, financial or trading position or prospects of the Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

   (c) the Prospectus Documents when published, contain information which would be untrue or inaccurate in any material respect and the Company has failed to promptly send out any announcements or circulars (after the dispatch of the Circular or the Prospectus Documents), in such manner (and as appropriate with such contents), as the Underwriter may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter the fees as may then be agreed by the relevant parties. If the Underwriter exercises such right, the Rights Issue will not proceed.

WARNING OF THE RISKS OF DEALING IN THE SHARES AND RIGHTS SHARES IN THEIR NIL-PAID FORM

The Rights Issue is conditional, inter alia, upon the fulfillment of the conditions set out above under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon the approval of the Independent Shareholders at the SGM by way of poll. The Rights Issue is conditional on the Whitewash Waiver having been granted by the Executive. The Rights Issue is also subject to the Underwriter not terminating the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Any dealing in the Shares from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled, and any dealing in the Rights Shares in their nil-paid form will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares or the Rights Shares in their nil-paid form are recommended to consult with their own professional advisers.

Expected timetable

The expected timetable for the implementation of the Rights Issue and the associated trading arrangements will be announced by the Company in due course.

Reasons for the Rights Issue and use of proceeds

The Company is currently engaged in (i) film and television programme productions; (ii) event productions; (iii) artiste and model management; (iv) music production; and (v) manufacturing and sale of multimedia electronic products, toys and games products.

The estimated net proceeds of the Rights Issue will be approximately HK$100 million. The Company plans to use the net proceeds as general working capital of the Company principally for its existing business. Compared to bank borrowing which would incur interest expenses to the Group and other equity fund raising exercise such as placement which would impose immediate dilution effect to the Shareholders, the Directors consider the Rights Issue is the preferred source of funding to enhance the financial position of the Group. The Directors believe that the Rights Issue is in the interests of the Group and the Shareholders as a whole given that the Rights Issue will increase the asset base of the Group and provide it with additional working capital. Furthermore, the Qualifying Shareholders are given the opportunity to maintain their respective pro-rata shareholding interests in the Company by participating in the Rights Issue.

ADJUSTMENTS IN RELATION TO THE HANNY CONVERTIBLE NOTES

The Rights Issue may lead to adjustment to the conversion price upon conversion of the outstanding Hanny Convertible Notes. Pursuant to the terms of the Hanny Convertible Notes, such adjustment does not require to be reviewed by any professional. Further announcement will be made in relation to the adjustment to the conversion price of the Hanny Convertible Notes.

PREVIOUS FUND RAISING EXERCISES OF THE COMPANY

The fund raising exercises conducted by the Company in the past 12 months immediately preceding the date of this announcement are set out below:

Date of announcement	Description	Net proceeds	Intended use of net proceeds as announced	Actual use of proceeds
27 April 2006	5-for-1 rights issue at HK$1.4 per rights share (adjusted for 100 into 1 share consolidation effective on 31 October 2006)	HK$144 million	(a) HK$109 million for repayment of loan from ITC Management Limited; and (b) the balance of HK$35 million will be used for repayment of loan interest owed to ITC Management Limited and as general working capital of the Company	(a) HK$103 million was used for repayment of loan from ITC Management Limited; and (b) the balance of HK$35 million was used for repayment of loan interest owed to ITC Management Limited and as general working capital of the Company. The remaining balance of the net proceeds of HK$6 million will be used as intended for repayment of the loan from ITC Management Limited.

SHAREHOLDING IN THE COMPANY

The shareholding in the Company immediately before completion of the Rights Issue and immediately after completion of the Rights Issue is as follows assuming no change in shareholding between the date of this announcement and completion of the Rights Issue:

Shareholders	As at the date of this announcement and prior to the Rights Issue		Upon completion of the Rights Issue: 0% acceptance by public Shareholders (*Note 1*)		Upon completion of the Rights Issue: 100% acceptance by public Shareholders (*Note 2*)	
	Number of Shares	%	*Number of Shares*	%	*Number of Shares*	%
Hanny	23,239,773	17.98	483,246,485	74.78	116,198,865	17.98
Dr. Chan	6,000,000	4.64	30,000,000	4.64	30,000,000	4.64
Wing On (*Note 3*)	6,000,000	4.64	6,000,000	0.93	30,000,000	4.64
Hanny and its concert parties	***35,239,773***	***27.26***	***519,246,485***	***80.35***	***176,198,865***	***27.26***
Mr. Yu	8,251,788	6.38	41,258,940	6.38	41,258,940	6.38
Other Shareholders (*Note 3*)	85,761,905	66.36	85,761,905	13.27	428,809,525	66.36
Total	***129,253,466***	***100***	***646,267,330***	***100***	***646,267,330***	***100***
Public Shareholders (including Wing On for public float purposes) (*Note 3*)	91,761,905	71.00	91,761,905	14.20	458,809,525	71.00

Notes:

1. Assuming no Qualifying Shareholders other than Mr. Yu, Hanny and Dr. Chan take up the Rights Shares provisionally allotted to them respectively and all the Underwritten Shares were taken up by Hanny.

2. Assuming all the Qualifying Shareholders take up all the Rights Shares provisionally allotted to them respectively.

3. As at the date of this announcement, Hanny and ITC are interested in approximately 20.36% and approximately 1.87% of Wing On respectively. Wing On is an associated company of Hanny and is treated as public Shareholders for the purpose of public float of the Shares.

The Underwriter has undertaken to the Company that it shall use all reasonable endeavours to provide that each of the subscribers or purchasers of Underwritten Shares procured by it (save where the Rights Shares are taken up by the Underwriter itself) (i) shall be third party independent of, not acting in concert with and shall not be connected with the Directors, chief executive or substantial shareholders of the Company or their respective associates; (ii) shall take up such number of Rights Shares as necessary to ensure that the public float requirements under Rule 8.08 of the Listing Rules are complied with by the Company; and (iii) shall not, together with party(ies) acting in concert with each of them, hold 30% or more of the voting rights of the Company upon completion of the Rights Issue. The Underwriter will take necessary steps to ensure that the public float requirements of the Company will be met upon completion of the Rights Issue including, among others, placing down its Shares on its own or through independent placing agents. Further announcement of the Company will be made in this regard.

The Stock Exchange has stated that if, at the date of completion of the Rights Issue, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading in the Shares; or**
- **there are too few Shares in public hands to maintain an orderly market,**

then it will consider exercising its discretion to suspend trading in the Shares until a sufficient public float is attained.

WHITEWASH WAIVER

The Underwriting Agreement is conditional upon, among other things, the granting of the Whitewash Waiver by the Executive and the approval of the Whitewash Waiver by the Independent Shareholders. Voting on the Whitewash Waiver will be conducted by poll at the SGM.

Hanny has no intention to incur an obligation to make a general offer for all the issued Shares as a result of subscription of the Rights Shares pursuant to the Underwriting Agreement. Accordingly, Hanny will make an application to the Executive for the Whitewash Waiver for the purpose of fulfillment of the conditions precedent to the Underwriting Agreement.

As at the date of the Underwriting Agreement, Hanny and its concert parties were interested in 35,239,773 Shares, representing approximately 27.26% of the existing issued share capital of the Company. Save as aforesaid and the Hanny Convertible Notes held by Hanny, none of Hanny or its concert parties held any securities or outstanding derivative in respect of the securities of the Company as at the date of this announcement. Pursuant to the Hanny's Undertaking, Hanny will take up its entitlement of 92,959,092 Rights Shares. Pursuant to Dr. Chan's undertaking, he will take up his entitlement of 24,000,000 Rights Shares. In the event that Hanny is required to subscribe for 41,681,334 or more Underwritten Shares under the obligations of the Underwriting Agreement, Hanny and its concert parties will in aggregate become interested in 193,880,199 or more Shares, representing 30% or more of the enlarged issued share capital of the Company. If this happens and in the absence of the Whitewash Waiver, Hanny will incur an obligation to make a mandatory offer to the Shareholders to acquire all the issued Shares, other than those already owned or agreed to be acquired by Hanny and its concert parties, pursuant to Rule 26 of the Takeovers Code.

Hanny confirmed that none of Hanny and its concert parties had dealt in any Shares or any securities of the Company during the period of six months prior to the date of this announcement.

Save for the Hanny's Undertaking and the undertakings given by Dr. Chan and Mr. Yu in respect of their taking up of their respective entitlements under the Rights Issue, there is no other arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of Hanny or the Company and which might be material to the Rights Issue.

Save that the Underwriter may terminate the arrangements set out in the Underwriting Agreement as mentioned in the section headed "Termination of the Underwriting Agreement" above, there is no other agreements or arrangements to which Hanny is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Rights Issue.

Reasons for Hanny to give the Hanny's Undertaking and enter into the Underwriting Agreement

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet-based precious metals trading platform.

The Hanny Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) subsidiaries whose shares are listed on the Australian Securities Exchange and traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange and the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny is an investment holding company.

On 13 February 2007, the Company announced that it has appointed Mr. Wong Yat Cheung, also known as Wong Jing ("Mr. Wong"), as an executive Director and Managing Director. Given Mr. Wong's extensive experience in and influence on the movie industry in Hong Kong, the board of directors of Hanny is optimistic about the future prospect of the entertainment and media business of the Group. Given the limited access to the industry, the board of directors of Hanny considers that it is in its interests to secure its interests in entertainment and media business through taking up Hanny's entitlement of the Rights Shares and acting as the Underwriter. The maximum exposure to Hanny in relation to the Hanny's Undertaking and the Underwriting Agreement is approximately HK$92.0 million and will be funded from Hanny's internal resources. Based on the above and in light of the discount of the price of each Rights Share to the prevailing market price of the Shares, the board of directors of Hanny considers the terms of the Hanny's Undertaking and the Underwriting Agreement are fair and reasonable and the entering into of such transactions are in the interests of the shareholders of Hanny as a whole.

Based on the above, the board of directors of ITC also considers the terms of the Hanny's Undertaking and the Underwriting Agreement are fair and reasonable and the entering into of such transactions are in the interests of the shareholders of ITC as a whole.

GENERAL INFORMATION AND REGULATORY IMPLICATIONS

In respect of the Company

For the financial year ended 30 June 2006, the Group incurred audited consolidated losses before taxation of approximately HK$260.7 million and audited consolidated losses after taxation and minority interests of approximately HK$261.9 million. The loss is mainly attributable to the share of loss of associates of approximately HK$148.0 million, the impairment loss on goodwill of approximately HK$40.4 million which is mainly resulting from the acquisition of the associates during the year and to the loss from continuing operation of approximately HK$55.7 million. For the financial year ended 30 June 2005, the audited consolidated losses before taxation of the Group amounted to approximately HK$26.6 million; while the audited consolidated losses after taxation and minority interests of the Group amounted to approximately HK$36.8 million. The audited consolidated net assets of the Group attributable to the Company's equity holders as at 30 June 2006 amounted to approximately HK$155.0 million.

An independent board committee of the Company comprising the independent non-executive Directors has been appointed to make recommendations to the Independent Shareholders in respect of voting on the resolution(s) to approve the Rights Issue at the SGM by way of poll. Hercules Capital Limited has been approved by the independent board committee of the Company to be the independent financial adviser to make recommendations to itself and Independent Shareholders in respect of the Rights Issue and the Whitewash Waiver. A circular containing, among other things, (i) further details about the Rights Issue; (ii) a letter from the independent board committee of the Company to the Independent Shareholders; (iii) a letter of advice from the independent financial adviser to the independent board committee of the Company and the Independent Shareholders in relation to the Rights Issue and the Whitewash Waiver; and (iv) a notice of the SGM, will be dispatched by the Company to the Shareholders as soon as practicable in accordance with the Listing Rules and Takeovers Code.

The Rights Issue and the Whitewash Waiver will be subject to the approval by the Independent Shareholders at the SGM by way of poll. Mr. Ma is interested in 1,782,389 Shares as at the date of this announcement. Hanny, Dr. Chan, Wing On, Mr. Yu and Mr. Ma and their respective associates and those Shareholders who are involved in or interested in the Underwriting Agreement, the Rights Issue and the Whitewash Waiver will abstain from voting in respect of the resolution(s) to approve the Rights Issue and the Whitewash Waiver at the SGM.

Subject to the Rights Issue being approved at the SGM, the Prospectus or Prospectus Documents, where appropriate, containing further information on the Rights Issue will be dispatched to the Shareholders as soon as practicable.

In respect of Hanny

The Hanny's Undertaking and the transaction contemplated under the Underwriting Agreement constitute a discloseable transaction for Hanny under the Listing Rules. A circular of Hanny containing details of, among other things, the Underwriting Agreement will be dispatched to its shareholders in accordance with the requirements of the Listing Rules.

In respect of ITC

As at the date of this announcement, the ITC Group holds 169,949,504 shares of Hanny, representing approximately 67.22% of the total issued share capital of Hanny. As Hanny is an indirect non-wholly owned subsidiary of ITC, the Hanny's Undertaking and the transaction contemplated under the Underwriting Agreement also constitute a discloseable transaction for ITC under the Listing Rules. A circular of ITC containing details of, among other things, the Underwriting Agreement will be dispatched to its shareholders in accordance with the requirements of the Listing Rules.

RESUMPTION IN TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 7 March 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 14 March 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acceptance Date"	the latest date for acceptance of, and payment for, the Rights Shares
"associate(s)"	has the same meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day on which banks are generally open for business in Hong Kong other than Saturday
"Circular"	the circular of the Company containing further information on the Rights Issue and the Whitewash Waiver together with the notice of the SGM to approve the relevant resolution(s)
"Company"	See Corporation Limited (stock code: 491), a company incorporated in Bermuda with limited liability and the Shares of which are listed on the main board of the Stock Exchange
"concert parties"	has the meanings ascribed to it in the Takeovers Code
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC and Chairman of ITC and Hanny
"EAF(s)"	the excess application form(s) to be issued in connection with the Rights Issue
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Hanny" or "Underwriter"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Hanny Convertible Notes"	the convertible notes due 2010 issued by the Company in the aggregate principal amount of HK$170,000,000 to Hanny on 10 August 2005
"Hanny Group"	Hanny and its subsidiaries
"Hanny's Undertaking"	an irrevocable undertaking dated 6 March 2007 given by Hanny in favour of the Company that the Shares beneficially owned by Hanny will not be disposed of from the date of such undertaking to the close of business on the Record Date and that it will take up its entitlement under the Rights Issue in full
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than (i) Hanny, Dr. Chan, Mr. Yu, Wing On and Mr. Ma and their respective associates; and (ii) those Shareholders who are involved in or interested in the Underwriting Agreement, the Rights Issue and the Whitewash Waiver
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose shares are listed on the main board of the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Last Trading Day"	6 March 2007, being the last trading day before the suspension of the trading in the Shares, pending the release of this announcement
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Ma"	Mr. Ma Ho Man Hoffman
"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, an executive Director and a Shareholder interested in approximately 6.38% of the existing issued share capital of the Company as at the date of this announcement
"Non-Qualifying Shareholder(s)"	Overseas Shareholder(s) in respect of whom the Directors, based on legal opinions provided by the legal advisers, consider it necessary or expedient not to offer the Rights Issue to such Shareholders on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear on the register of members of the Company at the close of business on the Record Date and whose address(es) as shown on such register is/are in a place(s) outside Hong Kong
"PAL(s)"	the provisional allotment letter(s) to be issued in connection with the Rights Issue
"PRC"	The People's Republic of China
"Prospectus"	a prospectus to be issued containing details of the Rights Issue
"Prospectus Documents"	the Prospectus, PAL and EAF
"Qualifying Shareholder(s)"	Shareholder(s), other than the Non-Qualifying Shareholders, whose name(s) appear on the register of members of the Company at the close of business on the Record Date
"Record Date"	the date by reference to which entitlements to the Rights Issue are to be determined
"Rights Issue"	the issue by way of rights of four (4) Rights Shares for every Share at a price of HK$0.2 per Rights Share
"Rights Share(s)"	new Share(s) to be issued and allotted under the Rights Issue, being 517,013,864 Shares
"Settlement Date"	the date being the third Business Day following the Acceptance Date
"SFC"	Securities and Futures Commission of Hong Kong
"SGM"	the special general meeting of the Company at which resolution(s) will be proposed to consider and, if thought fit, approve the Rights Issue and the Whitewash Waiver
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 6 March 2007 entered into between the Company and Hanny in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"Underwritten Shares"	367,047,620 Rights Shares, being the total number of Rights Shares to be issued pursuant to the Rights Issue less those Rights Shares agreed and undertaken to be taken up by Mr. Yu, Hanny and Dr. Chan
"Whitewash Waiver"	a waiver pursuant to Note 1 of Notes on dispensations from Rule 26 of the Takeovers Code from making a general offer for all the issued Shares as a result of any acquisition of voting rights in the Company by virtue of the subscription of the Rights Shares by Hanny and its concert parties under the Rights Issue and that pursuant to the Underwriting Agreement
"Wing On"	Wing On Travel (Holdings) Limited (stock code: 1189), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%" or "per cent."	percentage or per centum

On behalf of the board of See Corporation Limited	On behalf of the board of Hanny Holdings Limited	On behalf of the board of ITC Corporation Limited
Mr. Yu Kam Kee, Lawrence, *B.B.S., M.B.E., J.P.*	Dr. Chan Kwok Keung, Charles	Dr. Chan Kwok Keung, Charles
Chairman	*Chairman*	*Chairman*

Hong Kong, 13 March 2007

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Mr. Yu Kam Kee, Lawrence, *B.B.S., M.B.E., J.P.*
Mr. Wong Yat Cheung
Mr. Carl Chang
Mr. Yu Kam Yuen, Lincoln
Mr. Tong Chin Shing

Independent non-executive Directors:
Mr. Li Fui Lung, Danny
Mr. Ng Hoi Yue, Herman
Hon. Shek Lai Him, Abraham, *J.P.*
Mr. Fong Shing Kwong, Michael

As at the date of this announcement, the directors of Hanny are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

As at the date of this announcement, the directors of ITC are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman & Managing Director)*
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent non-executive directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *J.P.*

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group and the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group and the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group and the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

HANNY

VISIONS AHEAD

漢傳媒集團有限公司* SEE CORPORATION LIMITED	HANNY HOLDINGS LIMITED 錦興集團有限公司*	ITC CORPORATION LIMITED (德祥企業集團有限公司)
(股份代號：491)	(股份代號：275)	(股份代號：372)
建議按每股股份獲發四股供股股份比例之供股	有關錦興承諾及包銷協議之須予披露交易及申請清洗豁免	須予披露交易

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於本公佈日期，[illegible]持有[illegible]169,949,504股股份，佔[illegible]全部已發行股本約67.22%。[illegible]

恢復買賣

應本公司之要求，股份由二零零七年三月七日上午九時三十分起暫停買賣，以待發表本公佈。本公司已向聯交所申請於二零零七年三月十四日上午九時三十分起恢復股份之買賣。

釋義

在本公佈中，除文義另有所指外，下列詞彙具有以下涵義：

[illegible]

香港，二零零七年三月十三日

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